Mingzhu Logistics Holdings Limited

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

June 17, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Claudia Rios Keven Dougherty

Re:	Mingzhu Logistics Holdings Limited
Registration Statement on Form F-3
Filed May 23, 2025
File No. 333-287552

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated June 12, 2025, from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced registration statement on Form F-3 filed on May 23, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended registration statement on Form F-3 (“F3/A”) with revisions to reflect updates based on the Staff’s comments, for filing with the Commission.

For your convenience, the comments have been repeated below in its entirety in bold text, with the Company’s response set out immediately underneath such comment. Page references in the Company’s responses correspond to the page numbers in F3/A.

Registration Statement on Form F-3

Risk Factor, page 18

1.	We note the significant number of shares the selling shareholders may be offering. Please revise to include risk factor disclosure discussing the impact that this offering could have on your stock price and on investors.

Response: In response to the Staff’s comment, we have included an additional risk factor disclosure discussing the impact that this offering could have on your stock price and on investors on page 20 of the F3/A.

The trading price of our ordinary shares may be volatile, which could result is substantial losses, page 56

2.

You disclose that the trading price of your securities may be volatile and could fluctuate widely due to factors beyond your control. You further discuss that this may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States and attitudes of investors toward Chinese companies listed in the United States in general. Please also revise to address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

Response: In response to the Staff’s comment, we have added two risk factors disclosure on page 57 of the F3/A.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jingwei Zhang
Name:	Jingwei Zhang
Title:	Chief Financial Officer

cc:	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC